UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2005

or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ______________

Commission File No. 1-6479-1

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

OSG Ship Management, Inc. Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

Overseas Shipholding Group, Inc.
666 Third Avenue
New York, New York 10017

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN
FORM 11-K

TABLE OF CONTENTS

J.H. COHN LLP
Your Source for Business Solutions™
Accountants & Consultants
1212 Avenue of the Americas • 12th Floor • New York, NY 10036 • 212-297-0400 • fax 212-922-0913 • www.jhcohn.com

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
OSG Ship Management, Inc. Savings Plan

We have audited the accompanying statement of net assets available for benefits of OSG Ship Management, Inc. Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of OSG Ship Management, Inc. Savings Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
June 15, 2006

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Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Savings Plan Committee
OSG Ship Management, Inc. Savings Plan
New York, New York

We have audited the accompanying statement of net assets available for benefits of OSG Ship Management, Inc. Savings Plan (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Margolin, Winer & Evens LLP

Garden City, New York
June 13, 2005

Headquarters
400 Garden City Plaza, Suite 500, Garden City, NY 11530-3323 Tel: 516 747-2000 Fax: 516 747-6707 www.mwellp.com

New York Office
330 Madison Avenue, 15th Floor, New York, NY 10017-5001 Tel: 212 973-1000 Fax: 212 973-1004 www.mwellp.com

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

ASSETS	2005	2004
Investments, at fair value	**$ 19,656,108**	$ 18,162,268
Participant loans	**123,821**	141,729
Net assets available for benefits	**$ 19,779,929**	$ 18,303,997

See Notes to Financial Statements.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Investment income:		
Net appreciation in fair value of investments	$ 438,425	$ 1,335,812
Dividend and interest income	720,480	495,489
Totals	1,158,905	1,831,301
Contributions:		
Participants	1,132,605	780,892
Employer	667,440	551,137
Totals	1,800,045	1,332,029
Totals	2,958,950	3,163,330
Deductions from net assets attributable to:		
Distributions to participants	1,480,937	656,870
Other charges	2,081	1,405
Totals	1,483,018	658,275
Net increase in plan assets	1,475,932	2,505,055
Net assets available for benefits:		
Beginning of year	18,303,997	15,798,942
End of year	$ 19,779,929	$ 18,303,997

See Notes to Financial Statements.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following brief description of OSG Ship Management, Inc. Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General:
The Plan, which was amended and restated as of January 1, 1997 (with certain amendments effective as of subsequent dates), is a defined contribution plan covering substantially all employees of OSG Ship Management, Inc. (the "Company") who have sixty days of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2006, the Company amended and restated the Plan to provide for a new employer contribution account and to provide for a special employer contribution account for participants who are fifty or older on January 1, 2006. The rights and benefits of any participant who retired or whose employment was terminated prior to January 1, 2006 shall be determined by the provisions of the Plan in existence at the time of such retirement or such termination of employment.

Contributions:
Participants may make basic pre-tax contributions to the Plan of up to 6% of compensation, as defined. A participant may also make supplemental pre-tax contributions, the amount of which depends upon the participant's salary. A participant's total contributions in any year may not exceed the maximum amounts for that year as specified in Sections 401(k) and 415 of the Internal Revenue Code and regulations thereunder. Matching contributions are made by the Company as a percentage of the participant's basic contributions and at the discretion of the Company. Effective January 1, 2006, the Company will also make contributions in an amount equal to 6% of compensation, as defined, plus during the five years ending December 31, 2010 for each of those employees who are 50 or older as of January 1, 2006, an additional amount calculated as a specified percentage of compensation based on such participant's age. Effective January 1, 2002, a participant's maximum annual addition to the Plan is limited to an amount not greater than the lesser of 100% of the participant's compensation for that year or $40,000, as adjusted. Effective January 1, 2006, contributions with respect to an after-tax savings option can no longer be made.

Note 1 - Description of Plan (continued):

Participant accounts:
Participants' funds are kept in their own separate pre-tax and company contribution accounts. Each participant's pre-tax account is credited with the participant's contribution and the company matching contribution, if any, is credited to the participant's company contribution account. Net investment gain or loss in each mutual fund or collective fund is allocated to each participant's account in proportion to account balances, as defined. Forfeitures of terminated participant's nonvested company contribution accounts are used to reduce the Company's future contributions.

Vesting:
Participants are immediately vested in their pre-tax account, catch-up contribution account, special employer contribution account, after-tax account and rollover account. Participants are vested in their matching contribution account and employer contribution account upon the completion of three years of continuous service, at normal retirement date, or upon becoming totally and permanently disabled.

Participant loans:
Any participant can request from the Plan a loan not to exceed the lesser of (i) the total value of the participant's pre-tax contribution account, catch-up contribution account, after-tax account, special employer contribution account, the vested portion of the matching contribution account and rollover account, (ii) one-half the combined total of the participant's vested accounts, or (iii) $50,000, with this amount further reduced by the highest outstanding balance of any other loan to the participant under the Plan during the last twelve months, as defined. The loan must comply with various terms and conditions including transfer of the amount of the loan from the participant's pre-tax account to a loan fund, which will be pledged as security for the loan.

Note 1 - Description of Plan (continued):

Payment of benefits:
Upon termination of service, participants will receive the vested value of their accounts either in a lump sum distribution or in installments over a period which can range from three to ten years. The date of the initial payment of benefits may commence at anytime after retirement, death (or total and permanent disability) or termination, but not later than the calendar year in which the participant attains age 70 ½. The plan also provides that on or after a participant's 60th birthday, an active employee may withdraw all of the value of his or her vested accounts under the Plan in a lump sum. Participants with an interest in the Company Stock Fund may elect to receive distributions of their interest in such fund in either cash or common stock of the Overseas Shipholding Group, Inc. (see Note 4).

Tax status:
The most recent determination letter received from the United States Treasury Department, dated November 1, 2002, ruled that the Plan, as amended, constituted a qualified plan under the provisions of the Internal Revenue Code. The Plan has been subsequently amended. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 2 - Summary of Significant Accounting Policies:

Basis of presentation:
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (continued):

Investment valuation and income recognition:
Substantially all investments are stated at fair value. Investments in mutual funds are valued at quoted market prices. The collective investment fund is an investment fund that invests primarily in investment contracts issued by insurance companies and commercial banks, which are carried at fair value. The Company Stock Fund (see Note 4) follows unit accounting. The value of a participant's account in the Company Stock Fund is based on the quoted market price of Overseas Shipholding Group, Inc. stock as well as interest accrued on the balance held in cash.

Changes in the fair value of investments during the year are reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Purchases and sales of securities are recorded on the date the transaction order is executed. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Payment of benefits:
Benefits are recorded when paid.

Note 3 - Investments:

All of the investments of the Plan are held by Vanguard Fiduciary Trust Company (the "Trustee") under a Trust Agreement. The Trustee executes all investment transactions of the Plan. The participants are able to direct the investment of funds credited to their accounts on a daily basis.

Note 3 - Investments (continued):

The following table presents investments that represent 5% or more of the Plan's net assets at December 31, 2005 and 2004:

	2005	2004
RS Emerging Growth Fund	**$ 1,005,798**	$ 1,254,157
Vanguard 500 Index Fund	**1,886,846**	2,094,571
Vanguard International Growth Fund	**1,129,291**	-
Vanguard Prime Money Market Fund	**1,740,244**	1,457,864
Vanguard U.S. Growth Fund	**2,153,862**	2,103,109
Vanguard Wellington Fund	**2,697,250**	3,102,866
Vanguard Windsor II Fund	**2,998,466**	2,931,044
Vanguard Retirement Savings Trust	**2,107,098**	1,813,109

The Plan's investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2005	2004
Company Stock Fund	**$ (45,276)**	$ 144,603
Janus Small Cap Value Fund	**(47,706)**	(18,982)
MSIFT Midcap Growth Advisor	**18,435**	18,274
PIMCO Total Return Fund	**(4,837)**	(2,432)
RS Emerging Growth Fund	**(1,193)**	167,421
T. Rowe Price Science & Technology Fund	**(4,291)**	4,961
Vanguard 500 Index Fund	**54,716**	163,046
Vanguard Explorer Fund	**(69)**	55,495
Vanguard International Growth Fund	**103,194**	97,373
Vanguard Mid-Cap Index Fund	**27,828**	-
Vanguard PRIMECAP Fund	**24,527**	69,510
Vanguard Prime Money Market Fund	**-**	-
Vanguard Target Retirement 2005 Fund	**(28)**	-
Vanguard Target Retirement 2015 Fund	**15**	-
Vanguard Target Retirement 2025 Fund	**1,370**	-
Vanguard Target Retirement 2035 Fund	**422**	-
Vanguard Target Retirement 2045 Fund	**1,855**	-
Vanguard Target Retirement Income	**2**	-
Vanguard Total Bond Market Index Fund	**(68)**	-
Vanguard U.S. Growth Fund	**215,699**	129,744
Vanguard Wellington Fund	**19,333**	130,224
Vanguard Windsor II Fund	**74,497**	376,575
Vanguard Retirement Savings Trust	**-**	-
	$ 438,425	$ 1,335,812

Note 4 - Related Party Transactions:

Certain services are rendered to the Plan by the Company, at no cost to the Plan. The Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan's trustee. Plan investments also include the Company Stock Fund, which invests in shares of Overseas Shipholding Group, Inc., the parent of OSG Ship Management, Inc.

Note 5 - Plan Termination:

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Note 6 - Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
EIN #13-3589004
Plan #002

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(Schedule H, Part IV, Line 4i)
DECEMBER 31, 2005

Identity of Issuer, Borrower, Lessor, or Similar Party	Investment Description	Current Value
*Overseas Shipholding Group, Inc.	Company Stock Fund	$ 909,152
*Janus Small Cap Value Fund	Mutual Fund	758,062
*MSIFT Midcap Growth Advisor	Mutual Fund	173,383
*PIMCO Total Return Fund	Mutual Fund	342,332
*RS Emerging Growth Fund	Mutual Fund	1,005,798
*T. Rowe Price Science & Technology Fund	Mutual Fund	90,347
*Vanguard 500 Index Fund	Mutual Fund	1,886,846
*Vanguard Explorer Fund	Mutual Fund	526,236
*Vanguard International Growth Fund	Mutual Fund	1,129,291
*Vanguard Mid-Cap Index Fund	Mutual Fund	303,475
*Vanguard PRIMECAP Fund	Mutual Fund	400,508
*Vanguard Prime Money Market Fund	Mutual Fund	1,740,244
*Vanguard Target Retirement 2005 Fund	Mutual Fund	4,067
*Vanguard Target Retirement 2015 Fund	Mutual Fund	162,278
*Vanguard Target Retirement 2025 Fund	Mutual Fund	103,282
*Vanguard Target Retirement 2035 Fund	Mutual Fund	24,743
*Vanguard Target Retirement 2045 Fund	Mutual Fund	101,630
*Vanguard Total Bond Market Index Fund	Mutual Fund	37,758
*Vanguard U.S. Growth Fund	Mutual Fund	2,153,862
*Vanguard Wellington Fund	Mutual Fund	2,697,250
*Vanguard Windsor II Fund	Mutual Fund	2,998,466
*Vanguard Retirement Savings Trust	Collective Investment Fund	2,107,098
		19,656,108
Participant loans (various maturity dates, with interest of 7%)	Loan	123,821
Totals		$ 19,779,929

* Party-in-interest.

Cost information not required for participant directed investments.

See Report of Independent Registered Public Accounting Firm.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
EIN #13-3589004
Plan #002

SCHEDULE OF INVESTMENT ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
DECEMBER 31, 2005

No transaction is reportable herein since all investment assets acquired in 2005 and sold before December 31, 2005 were covered by the exceptions of Labor Regulations 2520.103-11(b)(2).

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
EIN #13-3589004
Plan #002

SCHEDULE OF NONEXEMPT TRANSACTIONS INVOLVING
A PERSON KNOWN TO BE A PARTY-IN-INTEREST
DECEMBER 31, 2005

There were no nonexempt transactions for the year ended December 31, 2005.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
EIN #13-3589004
Plan #002

SCHEDULE OF REPORTABLE TRANSACTIONS
(Schedule H, Part IV, Line 4j)
DECEMBER 31, 2005

No transactions are reportable herein as all plan assets are participant-directed and are allocated to individual participant accounts.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

By ____________________

Myles R. Itkin
Member of Savings Plan Committee

Date: July 11, 2006

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-95029) of Overseas Shipholding Group, Inc. pertaining to the OSG Ship Management, Inc. Savings Plan of our report dated June 15, 2006 on our audit of the financial statements and schedules of the OSG Ship Management, Inc. Savings Plan as of December 31, 2005 and for the year then ended, which is included in this Annual Report on Form 11-K.

J.H. Cohn LLP

New York, New York
July 11, 2006

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-95029) of Overseas Shipholding Group, Inc. pertaining to the OSG Ship Management, Inc. Savings Plan of our report dated June 13, 2005 on our audit of the financial statements of the OSG Ship Management, Inc. Savings Plan as of December 31, 2004 and for the year then ended, which is included in this Annual Report on Form 11-K.

Margolin, Winer & Evens LLP

Garden City, New York
July 11, 2006